Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
News Release
Naushad Jamani named Senior Vice President Olefins and Feedstock of NOVA Chemicals
Calgary, Alberta (October 28, 2014) - NOVA Chemicals Corporation (NOVA Chemicals) today announced that Naushad Jamani has been named Senior Vice President Olefins and Feedstock, effective January 1, 2015, replacing Grant Thomson who will be retiring at the end of the year. Mr. Jamani will become a member of the NOVA Chemicals Management Board.
“The Board of Directors is pleased to be able to continue the strong leadership that NOVA Chemicals has shown in feedstocks with the appointment of Mr. Jamani,” stated His Excellency Khadem Abdulla Al Qubaisi, NOVA Chemicals Chairman and IPIC Managing Director. ”We thank Mr. Thomson for his positive contributions to NOVA.”
“Naushad’s reputation with colleagues and business partners makes him an excellent choice to lead our Olefins and Feedstock business,” stated NOVA Chemicals Acting CEO, SVP and CFO Todd Karran. “I am confident that under Naushad’s direction, NOVA Chemicals will continue to be an industry leader - acquiring new and incremental feedstock sources for our sites.”
Mr. Jamani has nearly 35 years at NOVA Chemicals with roles in various engineering and commercial segments of the business. He is currently responsible for the acquisition of all feedstock for the Corunna, Ontario facility as well as sales and marketing of all NOVA Chemicals olefins products. Over his career, he has been centrally involved in the transformation of the Corunna cracker from its original 100% naphtha feedstock slate into its current ability to utilize up to 100% natural gas liquid and the interim steps along the way.
The NOVA Chemicals Board of Directors continues the search for a permanent CEO.
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.
Visit NOVA Chemicals on the Internet at www.novachemicals.com.

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